John Lawler Chief Financial Officer	World Headquarters One American Road Dearborn, MI 48126
August 26, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention: Patrick Fullem and Jennifer Angelini

Re:	Ford Motor Company
Form 10-K for Fiscal Year Ended December 31, 2021 (“2021 Form 10-K”)
File No. 001-03950

Dear Mr. Fullem and Ms. Angelini:

The following is in response to the comments set forth in your letter dated July 15, 2022. For ease of reference, each comment is repeated verbatim, with our response immediately following.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.We note that you provided more expansive disclosure in your Integrated Sustainability and Financial Report 2022 than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Integrated Sustainability and Financial Report 2022.

Response

We respectfully advise the Staff that we regularly consider climate-related matters and trends for inclusion in our SEC filings. We determine what to disclose in our SEC filings in accordance with applicable SEC rules and regulations. We also consider the SEC’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010), and assess the quantitative and qualitative materiality of the information under consideration. In accordance with these rules and guidance, we include climate-related disclosures and risk factors in our Form 10-K filings as required, including in Item 1, Item 1A, and Item 7.

We have provided robust voluntary sustainability disclosures since 1999 when we published our first sustainability report. Since that time, our sustainability disclosures have evolved as international financial and environmental standard-setting bodies have developed guidance for sustainability disclosures. For climate-related disclosures, we seek to comply with the guidance established by the Carbon Disclosure Project (“CDP”) and the Task Force on Climate-Related Financial Disclosures (“TCFD”) and publish CDP and TCFD reports in addition to our Integrated Sustainability and Financial Report (“Integrated Report”).

Ford Motor Company
August 26, 2022

Our Integrated Report is consistent with the Global Reporting Initiative (“GRI”) comprehensive reporting standards and follows the International Framework of the International Integrated Reporting Council (“IIRC”). The disclosures provided in the Integrated Report reflect concepts of materiality defined in the sustainability standards we utilize when preparing the Integrated Report and are not meant to correspond to the concept of materiality under the U.S. securities laws and/or disclosures required by the SEC. Specifically, our materiality assessment for purposes of the Integrated Report is based on the GRI’s reporting principles for materiality to a broad range of stakeholders and focuses on significant economic, environmental, and social impacts, rather than the securities law definition of materiality for investors. Based on this methodology, our 2022 Integrated Report contains four main sections – Driving Innovation and Sustainable Growth, Putting People First, Protecting the Environment, and Creating Responsible and Ethical Growth – and reflects our significant sustainability initiatives.

The information contained in our Integrated Report is in response to the requests of various stakeholders for disclosures regarding the measures we are taking to achieve sustainable growth. As a result, the Integrated Report contains a significant amount of detail, including information that neither we nor a reasonable investor would consider material in the context of our annual reports on Form 10-K. We consider the general standards of materiality to reasonable investors under the securities laws for purposes of our SEC filings, and when climate-related disclosures (including climate-related risks) are required in our periodic reports, we disclose the information about those topics that we believe is required to be included therein or otherwise material to reasonable investors under the applicable materiality definition in the securities laws. Consistent with the SEC’s guidance, we refrain from adding immaterial information to our SEC filings that would distract from material information.

Risk Factors, page 17

2.    Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response

In connection with the preparation of each periodic report, we evaluate for disclosure purposes all litigation that approaches or exceeds our litigation disclosure thresholds. The quantification thresholds we apply for class actions and non-class actions brought by private litigants are significantly below the damages threshold set forth in Item 103 of Regulation S-K. Applying the relevant thresholds and considering qualitative factors, we have not had any material litigation related to climate change.

While we have not yet experienced any material litigation related to climate change, our risk factors in Item 1A of our 2021 Form 10-K encompass climate change risks. Please see the following:
•Page 20 – The risk factor titled “Ford’s production, as well as Ford’s suppliers’ production, could be disrupted by labor issues, natural or man-made disasters, financial distress, production difficulties, capacity limitations, or other factors” highlights the risk that “a work stoppage or other limitation on production could occur at Ford’s or its suppliers’ facilities for any number of reasons” and lists as an example “as a result of a natural disaster (including climate-related physical risk).”

Ford Motor Company
August 26, 2022

•Page 21 – The risk factor titled “Ford’s new and existing products, digital and physical services, and mobility services are subject to market acceptance and face significant competition from existing and new entrants in the automotive, mobility, and digital services industries” notes that “new offerings, including those related to electric and autonomous vehicles, may present technological challenges that could be costly to implement and overcome and may subject us to customer claims if they do not operate as anticipated.”
•Page 24 – The risk factor titled “Ford and Ford Credit could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, services, perceived environmental impacts, or otherwise” notes that “compliance with governmental standards does not necessarily prevent individual or class action lawsuits, which can entail significant cost and risk.”
•Page 25 – The risk factor titled “Ford may need to substantially modify its product plans to comply with safety, emissions, fuel economy, autonomous vehicle, and other regulations” notes that “additional and new regulations continue to be proposed to address concerns regarding the environment (including concerns about global climate change and its impact), vehicle safety, and energy independence, and the regulatory landscape can change on short notice” and highlights the risk that “consumer and investor litigation could give rise to de facto changes in the interpretation of existing emission laws and regulations, thereby imposing new burdens on manufacturers.”

We will continue to monitor litigation related to climate change, and we will disclose material matters and the associated risks of potential litigation in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

3.    Disclosure on page 25 of your Form 10-K notes that additional and new regulations continue to be proposed to address concerns regarding the environment (including concerns about global climate change and its impact). Please revise your disclosure to describe the material effects of these additional and new regulations on your business, financial condition, and results of operations.

Response

We note that this comment is a reference to our risk factor titled “Ford may need to substantially modify its product plans to comply with safety, emissions, fuel economy, autonomous vehicle, and other regulations.” This risk factor covers a variety of changes that may occur in the future that we cannot predict. As regulatory changes occur, we will need to respond to them. The uncertainty associated with such potential changes could create a material risk for us. We have included disclosure of significant pending or existing climate change-related legislation that could have a material impact on our operations, examples of which follow.

Electrification is our core strategy to comply with current and anticipated environmental laws and regulations in major markets, as described in the Governmental Standards section on pages 7 – 10 of our 2021 Form 10-K. These regulations vary, but generally require that over time new motor vehicles and engines emit less air pollution, including greenhouse gas emissions, oxides of nitrogen, hydrocarbons, carbon monoxide, and particulate matter. In Europe and California, regulators are moving toward the complete elimination of air pollution from new motor vehicles and engines by approximately 2035. The Governmental Standards section of our 2021 Form 10-K provides examples of the material effects of additional and new regulations on our business.

Ford Motor Company
August 26, 2022

On Pages 34 and 35 of our 2021 Form 10-K, our MD&A includes a discussion of Key Trends and Economic Factors Affecting Ford and the Automotive Industry. In that section, we discuss vehicle profitability and note that “government regulations aimed at reducing emissions and increasing fuel efficiency (e.g., ZEV mandates and low emission zones), and other factors that accelerate the transition to electrified vehicles, may increase the cost of vehicles by more than the perceived benefit to consumers and dampen margins.”

It is not possible to quantify the impact of future regulations or standards on our business. To the extent new regulations are proposed or additional standards take effect that could reasonably be expected to have a material impact on us, we will include relevant disclosures in future filings.

4.    We note you introduced a sustainable financing framework to finance environmental and social projects. Tell us how you considered providing disclosure regarding material past and/or future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response

We released a Sustainable Financing Framework (the “Framework”) in November 2021 to help facilitate financing by Ford and/or Ford Credit for environmental and social projects. All information related to the Framework is found on our Investor Relations website. The Framework specifies potential projects covering four categories: (i) clean transportation, (ii) clean manufacturing, (iii) making lives better, and (iv) community revitalization. Our first transaction under the Framework was the issuance of our inaugural $2.5 billion Green Bond in November 2021, and in August 2022, we issued a $1.75 billion Green Bond. An amount equal to the net proceeds from these Green Bonds is being used exclusively to fund clean transportation, including designing, developing, and building our new portfolio of electric vehicles. The proceeds will be utilized as part of our planned investment of over $50 billion in electric vehicles and battery production from 2022 through 2026. This planned investment was disclosed most recently in the Liquidity and Capital Resources section of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

We have committed to being transparent about how the proceeds of any issuance under the Framework is being used. Annually, until full allocation of the net proceeds in the case of Ford, or until maturity in the case of Ford Credit, the issuing entity will publish a Sustainable Financing Report on its website that will include:

•    The amount of any Sustainable Financing that has been allocated to the relevant Eligible Portfolio by category, subject to confidentiality considerations;
•    The outstanding amount of net proceeds from the sale of any Sustainable Financing yet to be allocated to Eligible Projects at the end of the reporting period; and
•    Expected impact metrics, where feasible

This information is not material to investors, even for holders of our Green Bonds, as the information does not relate to any covenants in such notes or the interest rate thereon. Accordingly, as we indicated to investors at the time of the Green Bond transactions, the information is made available to investors on our Investor Relations website instead of in our Form 10-K filings.

Ford Motor Company
August 26, 2022

5.    To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as (i) decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources and (ii) any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response

Please see our responses to comments 2 and 3 above regarding our risk factors and the trend disclosures in the MD&A section of our 2021 Form 10-K. Also please see:

•    The risk factor on page 21 titled “Ford’s new and existing products, digital and physical services, and mobility services are subject to market acceptance and face significant competition from existing and new entrants in the automotive, mobility, and digital services industries.” The risk factor notes that “[w]e have announced our intent to continue making multi-billion dollar investments in electrification and mobility. Our plans include offering electrified versions of many of our vehicles, including the F-150 Lightning and E-Transit. If the market for electrified vehicles does not develop at the rate we expect, even if the regulatory framework encourages a rapid adoption of electrified vehicles, there is a negative perception of our vehicles or about electric vehicles in general, or if consumers prefer our competitors’ vehicles, there could be an adverse impact on our financial condition or results of operations.”

•    The risk factor on page 22 titled “Ford’s near-term results are dependent on sales of larger, more profitable vehicles, particularly in the United States.” The risk factor notes that a “shift in consumer preferences away from larger, more profitable vehicles with internal combustion engines (including trucks and utilities) to battery electric or other vehicles in our portfolio that may be less profitable could result in an adverse effect on our financial condition or results of operations in the near term. In the longer term, if demand for battery electric vehicles grows at a rate greater than our ability to increase our production capacity for those vehicles, lower market share and revenue, as well as facility and other asset-related charges (e.g., accelerated depreciation) associated with the production of internal combustion vehicles, may result.”

We intend to continue to update the risk factors and trends in our MD&A in future filings as appropriate. At this point, we believe there are no other risk factors or disclosures that are material to our reasonable investors regarding indirect consequences of climate-related regulations or trends.

6.    Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
•severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
•quantification of weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your customers; and
•any weather-related impacts on the cost or availability of insurance.
As part of your response, include quantitative information for the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

Response

We have an established reporting and monitoring function that reports all incidents that occur at Ford locations. Representatives of our Corporate Insurance group as well as plant leadership are included on the distribution of these reports. Natural disasters, including “climate change-related” weather impacts such as wind or water damage from heavy rains or typhoons are included within the reporting

Ford Motor Company
August 26, 2022

system. Any damage is further investigated, and the financial impact estimated. In the periods covered by our 2021 Form 10-K, we did not experience any material weather-related damage to our properties or operations or any other material weather-related impacts, including material downtime at a Ford facility.

We purchase a suite of insurance programs covering all Corporate risks. The cost to insure such risks has been less than $150 million annually and has trended up in recent years.

For a discussion of potential risks to our operations and results from the physical effects of climate change, please see our responses to comments 2, 3, and 5 above.

7.    We note your disclosure on page 25 regarding the cost to comply with governmental regulations. Tell us about and quantify any compliance costs related to climate change during the periods for which financial statements are presented in your Form 10-K and explain whether increased amounts are expected in future periods.

Response

Please see our response to comment 3 above. Please note that we have not historically separated the compliance costs we have incurred that are specifically related to climate change from other costs of operating our business, including the development of vehicles, such as electric vehicles, and to do so would be impracticable. In order to decarbonize our product offerings and comply with climate change regulations, we have been systematically reducing the percentage of our fleet that is comprised of vehicles with internal combustion engines. As noted in our response to comment 4 above, we plan to invest over $50 billion in electric vehicles and battery production from 2022 through 2026. This investment will help us comply with the regulatory requirements aimed at reducing greenhouse gas and other emissions from new motor vehicles with internal combustion engines and increasing fleet average fuel economy.

The transition to electric vehicles may have a material impact on our profitability in the near term. For example, as we disclosed on page 25 of our 2021 Form 10-K, our plans include “offering electrified versions of many of our vehicles, including the F-150 Lightning and E-Transit. If the market for electrified vehicles does not develop at the rate we expect, even if the regulatory framework encourages a rapid adoption of electrified vehicles, there is a negative perception of our vehicles or about electric vehicles in general, or if consumers prefer our competitors’ vehicles, there could be an adverse impact on our financial condition or results of operations.” Moreover, as disclosed on page 35 of our 2021 Form 10-K, “government regulations aimed at reducing emissions and increasing fuel efficiency (e.g., ZEV mandates and low emission zones), and other factors that accelerate the transition to electrified vehicles, may increase the cost of vehicles by more than the perceived benefit to consumers and dampen margins.”

8.    If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

Response

From time to time, we purchase or sell carbon credits in certain regions. Please see the discussion titled “Vehicle Fuel Economy and Greenhouse Gas Standards” on pages 9-11 in Item 1 of our 2021 Form 10-K. The total amount of all such transactions globally in each of 2019, 2020, and 2021 was not material to our business, financial condition, or results of operations.

Ford Motor Company
August 26, 2022

In Europe, as noted on page 10 of our 2021 Form 10-K, pooling agreements between manufacturers to utilize credits are possible under certain conditions, and we have entered into such pooling agreements in order to comply with EU CO2 fleet regulations without paying an “excess emission premium” in the case of passenger vehicles and to enable other manufacturers to benefit from our positive CO2 performance for light commercial vehicles. In total, we participated in five pools in Europe during the 2019-2021 period: none in 2019, two in 2020, and three in 2021. For the compliance year 2020, we paid less than $100 million to participate in a pool for passenger vehicles; the pool was disclosed on page 41 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as one of the variance explanations for our results in Europe. Also for the compliance year 2020, we received less than $100 million to participate in a pool for light commercial vehicles. In 2021, we participated in three pools in Europe and expect to receive less than $25 million in total for such participation (after the final true-up calculations).

In the United States and China, we had no credit sale transactions and minimal credit purchase transactions in each country during the 2019-2021 period. We paid less than $40 million each year for the credit purchases.

We will continue to monitor credit and offset purchases and sales globally. If the transactions are material, we will disclose them in future filings.

* * *

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at (313) 845-9126.

Sincerely,

/s/ John Lawler

John Lawler